

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2018

Dominic G. Piscitelli
Chief Financial Officer
AnaptysBio, Inc.
10421 Pacific Center Court, Suite 200
San Diego, CA 92121

> **Re: AnaptysBio, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 5, 2018**
> **File No. 001-37985**

Dear Mr. Piscitelli:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Healthcare & Insurance